January 28, 2005


Mail Stop 0409

      VIA U.S. MAIL AND FAX (704) 366-5056

William W. Hodge
Chief Financial Officer
RCG Companies Incorporated
6836 Morrison Blvd., Suite 200
Charlotte, NC   28211-2668

Re:	RCG Companies Incorporated
	Form 10-K for the year ended June 30, 2004
	Form 10-K/A for the year ended June 30, 2004
	Form 10-Q for the quarter ended September 30, 2004
      File No. 001-8662

Dear Mr. Hodge:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to Selected Financial
Data, Management`s Discussion and Analysis and the Financial Statements. We will make no further review of your documents. All persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended June 30, 2004

Liquidity and Capital Resources, page 18

1. In future filings, please confirm that you will increase disclosure in accordance with Item 303 of Regulation S-K in respect to off-balance sheet commitments, i.e. purchase obligations, recent acquisitions consummated and agreements entered into as well as known trends and other sources and uses of funds.

2. In addition, please confirm that you will expand in future filings your disclosure of Quantitative and Qualitative Disclosures about Market Risk regards to your investment portfolio. According to the financial statements, material gains have been recognized on investments and material unrecognized losses have been disclosed. Associated market risks should be discussed and quantified. Refer to
Item 305 of Regulation S-K for further guidance.


Auditor`s Report, page 22

3. Include the reports of the accountants that the principal accountant is relying on in accordance with Rule 2-05 of Regulation
S-X. If these other accountants are not registered with the PCAOB, please supplementally advise why such registration was not required.


Notes to Consolidated Financial Statements

Note 1-Significant Accounting Policies

Operations and Liquidity, page 28

4. In future filings include a more detailed discussion of the Company`s ability or inability to generate sufficient cash to support its operations in the ensuing twelve months.  Refer to Section
607.02
of the Financial Reporting Codification and revise future periodic filings accordingly.


Consolidation, page 28
5. Please tell us and disclose in future filings, the impact that the adoption of FIN 46R had on the Company. Specifically, clarify to us how you evaluated your investment in Lifestyle Innovations under FIN
46R.



Concentration of Credit Risk, page 29

6. We note that revenues from Vacation Express, a MyTravel Group company, represented approximately 73% of the Company`s revenues in
2003 and that Vacation Express was acquired effective October 31, 2003. Prior to the acquisition were there any other affiliations between the Company and Vacation Express such as common owners or officers or was Vacation Express an independent third party?


Investments, page 30

7. Refer to the first paragraph under this heading. Please confirm that these available for sale securities are reported at their fair value rather than "estimated values" and that when a quoted market price is not available, fair value is determined using alternative valuation methodologies as discussed in Appendix C to SFAS 115. Please provide us with the disclosure you will include in future filings to describe your accounting policy in accordance with SFAS 115.

8. Please clarify to us why the stock purchase warrants the
Company
periodically receives as compensation for services are accounted for
under SFAS 133 rather than SFAS 115.   Specifically, how did you
determine that the instruments meet the criteria of paragraph 6 of SFAS 133? In addition, tell us and disclose in future filings how you have applied the guidance of EITF 00-8 to these transactions.


Goodwill and Intangible Assets, page 31

9. Please tell us and disclose in future filings, the date of your annual assessment of goodwill for impairment. In addition, disclose the date the $1,199,690 write down was recorded and clarify whether or not it was associated with the annual impairment test.
Further,
include all of the disclosures required by paragraph 47 of SFAS
142,
including how the fair value of the reporting units was determined.


Technology Solutions, page 33

10. We note that you are recognizing revenue on fixed fee contracts for web site development services using a cost to cost methodology.
Assuming these service contracts are outside of the scope of SOP
81-
1, a cost to cost approach is generally not appropriate as it rarely gives a good estimate of proportional performance. Please clarify to us why you are using an input measure rather than an output measure such as milestones for recognizing revenue. Refer to SAB 104.


Note 2 - Business Acquisitions and Discontinued Operations

Acquisitions, page 34

11. Please tell us and disclose in future filings the nature of the relationship between MyTravel Canada and the Company before and after the acquisition.

12. Please clarify to us and in future filings when the Acquired Companies entered into the three-year agreement with MyTravel Canada
(i.e. was it before, after or in connection with the acquisition). In addition, clarify whether any value was ascribed to the agreement in connection with the acquisition, and why or why not. Is the contract a market value contract? What consideration was given to the nature of this agreement being that of a license?

13. Tell us and include in future filings all of the disclosures required by paragraph 51 of SFAS 141 including the primary reasons for the acquisition which result in a substantial amount of goodwill as required by paragraph 51(b). In a supplemental response to us clarify why the acquisitions resulted in such a minor amount attributed to intangible assets. In addition, show the components of the purchase price of the Acquired Companies as required by paragraph
51(d) of SFAS 141.

14. In Note 10 on page 40, you indicate that the issuance of 2,500,000 shares of restricted common stock was in connection with the acquisition. Please clarify to us and in future filings the relationship between the issuance and the acquisition.

15. Please tell us and clarify in future filings the nature of the current liabilities you recognized from the acquisitions. If they represent unearned income, describe how you applied the guidance of
EITF 01-3.

16. What consideration did you give to including the disclosures required by SFAS 142 related to your intangible assets?


Discontinued Operations, page 35

17. Please clarify to us the form of your "effective 45.5% beneficial ownership" in LFSI. In addition clarify what is meant by "restoring the negative carrying value" and the basis in GAAP for recording a gain on deconsolidation in the statement of operations. What consideration did you give to recording this as an equity transaction?






Note 3 Investments, page 36

18. What consideration did you give to recording other than temporary impairment of your investments? We note that their carrying value has exceeded fair value for a while. Refer to EITF 03-1.


Note 6 Goodwill and Other Intangible Assets, page 37

19. We note that you have reported the amortization of unfavorable airline contract of $2,184,773 in 2004 as a reconciling item to arrive at cash flow from operating activities in the statement of cash flows. Where is this reflected in the statement of operations?
In addition tell us and expand future disclosure to clarify the origin and nature of this unfavorable contract.


Note 12 Related Party Transactions, page 44

20. We note that Robert Brooks resigned from the Company`s Board of
Directors after less than four months of service. Please advise us of the nature of any disagreements which led to his resignation.

21. Please tell us and disclose in future filings how you accounted for the shares of common stock and warrants issued to Mr. Brooks. We would assume that any difference between the fair value of the equity issued and the cash consideration received was accounted for as a financing cost, as consideration for the waiver of the requirement to deliver a letter of credit.

*    *    *    *


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions for future filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
824-
5574 or Linda Van Doorn, Senior Assistant Chief Accountant, at
(202)
942-1964 if you have questions regarding comments on the financial statements and related matters.



						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant


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RCG Companies, Inc.
January 27, 2005


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